As filed with the U.S. Securities and Exchange Commission on March 28, 2014
Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

MTR CORPORATION LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

n/a
 (Translation of issuer's name into English)

Hong Kong
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

CT Corporation System
111 Eighth Avenue, 13th Floor
 New York, New York 10011
(212) 590-9330
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York  10022
(212) 319-7600
It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten ordinary shares of MTR Corporation Limited	10,000,000 American Depositary Shares	$0.05	$500,000	$64.40
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus

(a)
Statement that MTR Corporation Limited publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (http://www.mtr.com.hk/eng/homepage/corp_index.html) or through an electronic information delivery system generally available to the public in its primary trading market.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of           , 2014 among MTR Corporation Limited, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 28, 2014.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares JPMORGAN CHASE BANK, N.A., as Depositary
By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

Pursuant to the requirements of the Securities Act of 1933, MTR Corporation Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2014.

MTR CORPORATION LIMITED

By:	/s/ Gillian Elizabeth MELLER
Name: Gillian Elizabeth MELLER Title: Legal Director and Secretary

By:	/s/ Stephen LAW Cheuk-kin
Name: Stephen LAW Cheuk-kin Title: Finance Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gillian Elizabeth MELLER and Stephen LAW Cheuk-kin, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign in the name and on behalf of the undersigned, this Registration Statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on March 28, 2014, in the capacities indicated.

Signature	Title

/s/ Raymond Ch'ien Kuo-fung	Chairman of the Board of Directors
Name: Dr. Raymond CH'IEN Kuo-fung

/s/ Jay Herbert Walder	Director and Chief Executive Officer
Name: Jay Herbert WALDER

/s/ Pamela Chan Wong Shui	Director
Name: Pamela CHAN Wong Shui

Name: Dr. Dorothy CHAN Yuen Tak-fai	Director

Name: Vincent CHENG Hoi-chuen	Director

/s/ Christine Fang Meng-sang	Director
Name: Christine FANG Meng-sang

/s/ Edward Ho Sing-tin	Director
Name: Edward HO Sing-tin

Name: Professor Frederick MA Si-hang	Director

/s/ Alasdair George Morrison	Director
Name: Alasdair George MORRISON

Signature	Title

Director
Name: NG Leung-sing

Director
Name: Abraham SHEK Lai-him

/s/ T. Brian Stevenson	Director
Name: T. Brian STEVENSON

Director
Name: Professor CHAN Ka-keung, Ceajer

Director
Name: Professor Anthony CHEUNG Bing-leung

/s/ Ingrid Yeung Ho Poi-yan	Director
Name: Ingrid YEUNG Ho Poi-yan

/s/ Stephen Law Cheuk-kin	Finance Director
Name: Stephen LAW Cheuk-kin

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of MTR Corporation Limited, has signed this Registration Statement on March 28, 2014.

Authorized U.S. Representative Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Second Amended and Restated Deposit Agreement.
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
(e)	Rule 466 Certification